RADICA GAMES LIMITED
                                ANNOUNCES LICENSE
                 AGREEMENT WITH ELVIS PRESLEY ENTERPRISES, INC.

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
FEBRUARY 24, 2000                           PRESIDENT & CEO
                                            (LOS ANGELES, CALIFORNIA)
                                            (626) 744 1150

                                            DAVID C.W. HOWELL
                                            EXECUTIVE V.P. & CFO
                                            (HONG KONG)
                                            (852) 2688 4201


(Hong Kong) Radica (NASDAQ RADA) has entered into an exclusive, worldwide licensing agreement with Elvis Presley Enterprises, Inc. for the rights to market Elvis Presley branded electronic handheld games. The Company said it plans to introduce Elvis Presley themed products beginning in the Spring of 2001.

Pat Feely, Radica's CEO said, "Elvis Presley is an American icon and we are honored to have the opportunity to translate his creative energy and appeal into exciting new handheld games. Elvis Presley is the type of high-profile property Radica seeks to enhance our already strong line of products."

Elvis Presley's music has sold over one billion records worldwide, more than anyone in the history of the recording industry. From the time of his network television debut on the Stage Show in 1956, Elvis Presley electrified the world with his music and presence.

"Elvis Presley Enterprises is delighted to be associated with an industry leader like Radica. Based on Radica's track record, we are expecting Elvis Presley handheld games to be dynamic and just plain fun."

The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


Information   on   Elvis   Presley   Enterprises,   Inc.   can   be   found   at
www.elvis-presley.com.

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